                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-_______

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3
REGISTRATION STATEMENTS FILE NOS. 333-126416 AND 333-112136 AND 333-121611 AND
333-139707 AND 333-144251 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS.
33-71822 AND 333-134593.

                                 LANOPTICS LTD.

6-K Items

1.   Interim Consolidated Financial Statements of LanOptics Ltd. and it
     subsidiaries as of June 30, 2007, Selected Consolidated Financial Data and
     Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the six months ended June 30, 2007.

                                                                          ITEM 1

                       LANOPTICS LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2007

                                    UNAUDITED

                       LANOPTICS LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2007

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX

                                                                          PAGE
                                                                        --------

INTERIM CONSOLIDATED BALANCE SHEETS                                      1 - 2

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS                              3

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIENCY) EQUITY         4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                            5 - 6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                       7 - 12

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                    JUNE 30,     DECEMBER 31,
                                                                     2007           2006
                                                                    -------        -------
                                                                   UNAUDITED       AUDITED
                                                                    -------        -------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                         $ 9,319        $12,186
  Marketable securities                                               7,010          5,472
  Trade receivables, net of allowance for doubtful
    accounts $ 67 and $ 47 as of June 30, 2007 and
    December 31, 2006, respectively.                                  1,954          1,706
  Other accounts receivable and prepaid expenses                        546            683
  Inventories                                                         4,384          3,489
                                                                    -------        -------

TOTAL current assets                                                 23,213         23,536
                                                                    -------        -------

LONG-TERM INVESTMENTS:
  Prepaid development and production costs, net                         216            290
  Severance pay fund                                                  2,102          1,951
                                                                    -------        -------

TOTAL long-term investments                                           2,318          2,241
                                                                    -------        -------

PROPERTY AND EQUIPMENT, NET                                             450            352
                                                                    -------        -------

INTANGIBLE ASSETS, NET                                                2,861          3,633
                                                                    -------        -------

GOODWILL                                                             36,531         36,531
                                                                    -------        -------

TOTAL assets                                                        $65,373        $66,293
                                                                    =======        =======

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 1 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands  (except share and per share data)

                                                                 JUNE 30,         DECEMBER 31,
                                                                   2007              2006
                                                                 ---------         ---------
                                                                 UNAUDITED          AUDITED
                                                                 ---------         ---------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                 $     275         $   1,017
  Other accounts payable and accrued expenses                        3,107             3,092
                                                                 ---------         ---------

TOTAL current liabilities                                            3,382             4,109
                                                                 ---------         ---------

LONG-TERM LIABILITIES:
  Long term loan, net                                                3,460             3,337
  Accrued severance pay                                              2,710             2,464
                                                                 ---------         ---------

TOTAL long-term liabilities                                          6,170             5,801
                                                                 ---------         ---------

EMPLOYEES STOCK OPTIONS IN EZchip                                    2,222               557
                                                                 ---------         ---------

PREFERRED SHARES IN EZchip                                          23,770            23,770
                                                                 ---------         ---------

SHAREHOLDERS' EQUITY:
  Share capital
    Ordinary shares of NIS 0.02 par value -
    Authorized: 30,000,000 shares at June 30, 2007
    and December 31, 2006; Issued and outstanding:
    15,812,245 and 15,669,593 shares at June 30, 2007
    and December 31, 2006, respectively                                 94                93
  Additional paid-in capital                                       118,422           117,716
  Accumulated other comprehensive loss                                 (23)              (19)
  Accumulated deficit                                              (88,664)          (85,734)
                                                                 ---------         ---------

TOTAL shareholders' equity                                          29,829            32,056
                                                                 ---------         ---------

TOTAL liabilities and shareholders' equity                       $  65,373         $  66,293
                                                                 =========         =========

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 2 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                      SIX MONTHS ENDED
                                                                         JUNE 30,                    YEAR ENDED
                                                             ---------------------------------       DECEMBER 31,
                                                                 2007                 2006              2006
                                                             ------------         ------------      ------------
                                                                         UNAUDITED                     AUDITED
                                                             ---------------------------------      ------------

Revenues                                                     $      8,513         $      3,012      $      8,469
Costs of revenues (1)                                               3,586                1,389             3,664
Amortization of developed technology                                  756                  172               360
                                                             ------------         ------------      ------------

Gross profit                                                        4,171                1,451             4,445
                                                             ------------         ------------      ------------

Operating expenses:
  Research and development, net of grants and
    participations in the amount of  $1,037, $ 0
    and $ 1,003 for the six month ended June 30, 2007
    and 2006  and  for the year ended December 31, 2006,
    respectively (2)                                                4,327                4,278             8,402
  In-process research and development write-off                         -                    -             2,033
  Selling and marketing (3)                                         1,731                1,340             2,735
  General and administrative (4)                                    1,331                  747             1,560
                                                             ------------         ------------      ------------

TOTAL operating expenses                                            7,389                6,365            14,730
                                                             ------------         ------------      ------------

Operating loss                                                     (3,218)              (4,914)          (10,285)
Financial and other income (expenses), net                             63                 (179)           (2,204)
                                                             ------------         ------------      ------------

Loss before minority interest                                      (3,155)              (5,093)          (12,489)
                                                             ------------         ------------      ------------

Minority interest in losses of EZchip                                 411                   12               172
                                                             ------------         ------------      ------------

Net loss                                                     $     (2,744)        $     (5,081)     $    (12,317)
                                                             ============         ============      ============

Basic and diluted net loss per share                         $      (0.17)        $      (0.44)     $      (1.05)
                                                             ============         ============      ============

Weighted average number of ordinary shares
  used in computing net loss per share                         15,744,931           11,642,031        11,745,171
                                                             ============         ============      ============

(1)  Includes equity-based compensation expense in the amount of $17 and $2 for the six months ended June 30, 2007 and 2006, respectively.

(2)  Includes equity-based compensation expense in the amount of $972 and $156 for the six months ended June 30, 2007 and 2006, respectively.

(3)  Includes equity-based compensation expense in the amount of $244 and $45 for the six months ended June 30, 2007 and 2006, respectively.

(4)  Includes equity-based compensation expense in the amount of $516 and $21 for the six months ended June 30, 2007 and 2006, respectively.

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 3 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIENCY) EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                                                   ACCUMULATED                                     TOTAL
                                                           NUMBER OF                 ADDITIONAL       OTHER                         TOTAL       SHAREHOLDERS'
                                                           ORDINARY      SHARE        PAID-IN     COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE   (DEFICIENCY)
                                                            SHARES      CAPITAL       CAPITAL       GAIN (LOSS)     DEFICIT          LOSS          EQUITY
                                                          ----------   ----------    ----------     ----------     ----------     ----------     ----------

Balance as of January 1, 2006                             11,633,771   $       75    $   61,185     $      (36)    $  (73,417)                   $  (12,193)

Issuance of shares, net                                    3,878,235           18        55,612              -              -              -         55,630
Exercise of stock options                                    157,587         *) -           867              -              -              -            867
Equity based compensation                                          -            -            52              -              -              -             52
Comprehensive loss:
  Other comprehensive income - unrealized gain on
    available-for-sale securities                                  -            -             -             17              -             17             17
Net loss                                                           -            -             -              -        (12,317)       (12,317)       (12,317)
                                                          ----------   ----------    ----------     ----------     ----------     ----------     ----------

Total comprehensive loss                                                                                                             (12,300)
                                                                                                                                  ==========
Balance as of December 31, 2006                           15,669,593           93       117,716            (19)       (85,734)                       32,056

Exercise of options                                          142,652            1           622              -              -              -            623
Equity based compensation                                                                    84                                                          84
Comprehensive loss:
  Other comprehensive income - unrealized gain on
    available-for-sale securities                                  -            -             -             (4)             -             (4)            (4)
Cumulative impact of change in accounting for
  uncertainties in income taxes (FIN 48 - See note 2b)             -            -             -              -           (186)             -           (186)
Net loss                                                           -            -             -              -         (2,744)        (2,744)        (2,744)
                                                          ----------   ----------    ----------     ----------     ----------     ----------     ----------

Total comprehensive loss                                                                                                          $  (15,048)
                                                                                                                                  ==========
Balance as of June 30, 2007 (unaudited)                   15,812,245   $       94    $  118,422     $      (23)    $  (88,664)                   $   29,829
                                                          ==========   ==========    ==========     ==========     ==========                    ==========

*)   Represents an amount lower than $ 1.

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 4 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                SIX MONTHS ENDED
                                                                                     JUNE 30,                YEAR ENDED
                                                                            -------------------------       DECEMBER 31,
                                                                              2007             2006             2006
                                                                            --------         --------         --------
                                                                                     UNAUDITED                 AUDITED
                                                                            -------------------------         --------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                                  $ (2,744)        $ (5,081)        $(12,317)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                985              339              682
    In-process research and development charge                                     -                -            2,033
    Interest and amortization of discount on marketable securities               (44)              42              (85)
    Amortization of discount on long-term loan                                   123                -               80
    Accrued interest and revaluation to fair value of redeemable
      preferred shares in EZchip                                                   -              501            2,469
    Capital (gain) loss from sale of property and equipment                        -              (12)               -
    Accrued severance pay, net                                                    95               81               87
    Stock-based compensation related to options granted to employees
      in the Company and EZchip                                                1,749              225              609
    Minority interest in losses of EZchip                                       (411)             (12)            (172)
    Change in fair value of warrants to redeemable preferred shares                -               (5)              (9)
    Increase in trade receivables                                               (248)            (117)            (775)
    Decrease (increase)in other accounts receivable and prepaid
      expenses                                                                   137               22             (383)
    Increase in inventory                                                       (895)             (28)          (1,391)
    Increase (decrease) in trade payables                                       (742)             144              680
    Increase (decrease) in other accounts payable and accrued
      expenses                                                                  (171)             151            1,176
                                                                            --------         --------         --------

Net cash used in operating activities                                         (2,166)          (3,750)          (7,136)
                                                                            --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Investment in marketable secuirities                                        (1,498)               -           (5,471)
  Proceeds from sale and redemption marketable securities                          -            3,400            5,495
  Purchase of property and equipment                                            (237)            (130)            (231)
  Proceeds from sale of property and equipment                                     -               12                -
                                                                            --------         --------         --------

Net cash used in investing activities                                       $ (1,735)        $  3,282         $   (207)
                                                                            --------         --------         --------

                                     - 5 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                SIX MONTHS ENDED
                                                                     JUNE 30,             YEAR ENDED
                                                            -------------------------    DECEMBER 31,
                                                              2007             2006          2006
                                                            --------         --------      --------
                                                                    UNAUDITED              AUDITED
                                                            -------------------------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from exercise of options in the Company               623               67           867
  Proceeds from exercise of options in EZchip                    411               12           172
  Proceeds from exercise of warrants to redeemable
    preferred shares in EZchip                                     -                -           375
  Proceeds from long term loan                                     -                -         4,000
                                                            --------         --------      --------

Net cash provided by financing activities                      1,034               79         5,414
                                                            --------         --------      --------

Decrease in cash and cash equivalents                         (2,867)            (389)       (1,929)
Cash and cash equivalents at the beginning of the period      12,186           14,115        14,115
                                                            --------         --------      --------

Cash and cash equivalents at the end of the period          $  9,319         $ 13,726      $ 12,186
                                                            ========         ========      ========

NON-CASH ACTIVITIES:
  EZchip shares acquisition:
     Book value of EZchip's Preferred A,B,C acquired
        by the Company                                      $      -         $      -        18,808
  Intangible assets acquired:
        Existing technology                                        -                -         2,752
        Backlog                                                                                 240
        Customer base                                                                           141
        Goodwill                                                   -                -        31,698
        In-process research and development                        -                -         2,033
                                                            --------         --------      --------

    Value of shares acquired                                $      -         $      -      $ 55,672
                                                            --------         --------      --------

  Reclassification of Redeemable Preferred Shares in
  EZchip upon shares acquisition transaction                $      -         $      -      $  9,983
                                                            ========         ========      ========

  Cumulative impact of change in accounting
  according to FIN 48 recorded against other accounts
  payables                                                  $    186         $      -      $      -
                                                            ========         ========      ========

                                     - 6 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:- GENERAL

     a.   LanOptics Ltd. ("the Company") was incorporated as a limited liability company under the laws of the State of Israel in 1989. The Company is now operating in the segment of network processors, through its business unit, EZchip Technologies Ltd., ("EZchip"), a fabless semiconductor company that provides high-speed network processors.

          EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

          EZchip was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years EZchip raised funds from third party investors while diluting the Company's holding. As of June 30, 2007, the Company holds 77.4% of EZchip's shares and voting rights. During
          2001, EZchip established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip's products.

     b.   The Company's Ordinary Shares are traded on the NASDAQ Capital Market under the symbol "LNOP" and on the Tel-Aviv Stock Exchange. Prior to
          April 14, 2003, the Company's Ordinary Shares were traded on the
          NASDAQ National Market.

     c.   All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the
          Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the year ended June 30, 2007 these major
          subcontractors accounted for approximately 76% of the Company's cost of revenues.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

     a.   The significant accounting policies applied in the financial statements of the Company as of December 31, 2006, are applied consistently in these financial statements, except as described in
          Note 2b.

     b.   Adoption of new accounting pronouncement

          In July 2006, the FASB issued FASB Interpretation 48, "Accounting for
          Uncertainty in Income Taxes" (FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on derecongition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties.

                                     - 7 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     b.   Adoption of new accounting pronouncement (Cont.)

          Pursuant to the provisions of FIN48, the differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effective adjustments recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006.

          The Company and its subsidiaries files income tax returns in the U.S.
          federal jurisdiction, and various states in the U.S. and Israel jurisdiction. The income tax returns of the Company and EZchip Ltd.
          (the Israeli subsidiary) may be subject to examination by the Israel tax authorities for fiscal years 2003 through 2006. The income tax returns of EZchip Inc. (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service ("IRS") for fiscal years 2002 through 2006.

          The Company adopted the provisions of FIN 48 effective January 1,
          2007. As a result of the implementation of FIN 48, the Company recognized approximately a $186 increase in the liability for unrecognized tax benefits, which were accounted for as an increase to the accumulated deficit balance as of January 1, 2007.

     c.   Accounting for stock based compensation:

          Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R). SFAS 123(R) establishes accounting for equity-based awards exchanged for employee services.
          Accordingly, equity-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. The Company previously applied APB 25 and related Interpretations and provided the required pro forma disclosures required under SFAS 123. The Company elected to adopt the modified prospective application method as provided by SFAS
          123(R), and, accordingly, the Company recorded compensation costs as the requisite service rendered for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and any awards issued, modified, repurchased or cancelled after the effective date of SFAS 123(R).

          EMPLOYEE STOCK OPTIONS GRANTED IN EZCHIP:

          The weighted-average estimated fair value of employee stock options granted in EZchip during the six months ended June 30, 2007 and
          December 31, 2006 as calculated by a third party appraiser was $0.47, and $0.49 respectively per share using the Black and Scholes model with the following weighted-average assumptions (annualized percentages):

                                            SIX MONTHS ENDED         YEAR ENDED
                                                JUNE 30,            DECEMBER 31,
                                                  2007                  2006
                                            ----------------         ----------

          Volatility                               75%                77.5%-80%

          Risk-free interest rate              4.59%-4.77%           4.36-5.04%

          Dividend yield                            0%                    0%

          Pre vesting forfeiture rate              1.7%                  1.7%

                                     - 8 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     c.   Accounting for stock based compensation (Cont.):

          EZchip used peer companies stock price data for calculating volatility in accordance with SFAS 123(R), allowing exclusive reliance on historical volatility. The Company has no reason to believe that the future volatility for the expected or contractual term is likely to differ from the historical measures. The computation of historical volatility uses a simple average calculation method, a sequential period of historical data at least equal to the expected or contractual term of the employee stock option, and a reasonably sufficient number of price observations are used. As a result of the above-mentioned calculations, the weighted-average volatility used in the model for the six month ended June 30, 2007 is 75%.

          The risk-free interest rate assumption is based on observed interest rates appropriate for the term of EZchip's employee stock options. The weighted average interest rate used for the six months ended June 30,
          2007 was 4.7%.

          The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life for options granted in EZchip during the six months ended June 30, 2007 is in the range from 2 to 4.7 years.

          EZchip is required to assume a dividend yield as an input in the Black and Scholes model. The dividend yield assumption is based on EZchip's historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the six months ended June 30, 2007 was 0%.

          The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on EZchip's historical experience, the annual pre-vesting forfeiture rate is 1.7%.

          A summary of option activity under EZchip's Stock Option as of June
          30, 2007 and changes during the six months ended June 30, 2007 are as follows:

                                                                               WEIGHTED-
                                                                                AVERAGE
                                                        WEIGHTED-AVERAGE        REMAINING
                                        NUMBER OF           EXERCISE          CONTRACTUAL
                                         OPTIONS             PRICE           TERM (IN YEARS)
                                       -----------        -----------         -----------
                                                           UNAUDITED
                                       --------------------------------------------------

Outstanding at December 31, 2006        15,067,880        $      0.69                4.93
Granted                                  2,981,000        $      0.43
Exercised                                 (604,792)       $      0.68
Forfeited                               (3,396,282)       $      0.48
                                       -----------        -----------

Outstanding at June 30, 2007            14,047,806        $      0.73                5.64
                                       ===========        ===========         ===========

Exercisable at June 30, 2007             8,847,583        $      0.72                4.96
                                       ===========        ===========         ===========

Vested and expected to vest             12,893,657        $      0.73                5.64
                                       ===========        ===========         ===========

                                     - 9 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     c.   Accounting for stock based compensation (Cont.):

          As of June 30, 2007, there was $2,016 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under EZchip's stock option plans. That cost is expected to be recognized over a period of 3.5 years

          GRANTS BY THE COMPANY:

          The weighted-average estimated fair value of employee stock options granted in the Company during the six months ended June 30, 2007 was
          $5.62 per share using the Black and Scholes model with the following weighted-average assumptions (annualized percentages): risk-free interest rates of 4.6%; dividend yields of 0%; expected life for an option of 3.25-3.5 years and expected volatility of 60%.

          A summary of option activity under the Company's Stock Option as of
          June 30, 2007 and changes during the six months ended June 30, 2007 are as follows:

                                                                    WEIGHTED-
                                                                     AVERAGE
                                                        WEIGHTED-   REMAINING
                                                        AVERAGE    CONTRACTUAL     AGGREGATE
                                       NUMBER OF        EXERCISE     TERM (IN      INTRINSIC
                                        OPTIONS          PRICE        YEARS)         VALUE
                                        --------         ------        ----        --------
                                                              UNAUDITED
                                        ---------------------------------------------------

Outstanding at December 31, 2006         147,652         $ 4.46        1.57
Granted                                   81,000         $12.23        4.58
Exercised                               (142,652)        $ 4.37           -
Forfeited                                      -
                                        --------         ------        ----

Outstanding at June 30, 2007              86,000         $11.92        4.68             218
                                        ========         ======        ====        ========

Exercisable at June 30, 2007              20,000         $10.91        5.01              71
                                        ========         ======        ====        ========

Vested and expected to vest               86,000         $11.92        4.68             218
                                        ========         ======        ====        ========

          The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the second quarter of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options)
          that would have been received by the option holders had all option holders exercised their options on June 30, 2007. This amount changes based on the fair market value of the Company's stock.

          As of June 30, 2007, there was $372 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of two years

                                     - 10 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     d.   Impact of recently issued accounting standards:

          1.   SFAS No. 157:

               In September 2006, the FASB issued Statement of Financial
               Accounting Standard No. 157, "Fair Value Measurements" ("SFAS No.
               157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No.
               157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after
               November 15, 2007 and interim periods thereafter. The Company is currently assessing the impact of SFAS No. 157 on its
               consolidated financial position and results of operations.

          2.   SFAS No. 159

               In February 2007, the FASB issued SFAS No. 159, "The Fair Value
               Option for Financial Assets and Financial Liabilities" ("SFAS No.
               159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value.
               Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The
               Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

NOTE 3:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June
     30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

     The unaudited interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of
     December 31, 2006 included in the Company's Annual Report on Form 20-F.

                                     - 11 -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4:- INVENTORIES

                        JUNE 30,    DECEMBER 31,
                          2007          2006
                         ------        ------
                        UNAUDITED      AUDITED
                         ------        ------

Raw materials            $  309        $  416
Work in progress            236           284
Finished products         3,839         2,789
                         ------        ------

                         $4,384        $3,489
                         ======        ======

NOTE 5:- MAJOR CUSTOMER

     Revenues derived from sales to one customer and its manufacturers, Juniper
     Networks, accounted for 40.2%, 6.8% and 19.4% of the Company's total revenues for the six month periods ended June 30, 2007 and 2006 and for the year ended December 31, 2006, respectively.

NOTE 6:- SUBSEQUENT EVENT

     On July 2, 2007, the Company filed a shelf registration statement with the
     U.S. Securities and Exchange Commission for the offer and sale of up to 2.5 million of its ordinary shares from time to time, at prices and on terms to be determined at or prior to the time of sale, to underwriters or dealers, through agents, directly to purchasers or through a combination of these method. The Company intends to use the net proceeds from the offering for general corporate purposes and to increase its ownership interest in
     EZchip, including through the purchase of EZchip ordinary shares issued upon exercise of employee stock options of such company.

     As of the date of this report, the Company has issued an aggregate 900,000 ordinary shares to an investor under the shelf registration statement for a total consideration of approximately $14,348.

     The Company intends to use all of the above mentioned proceeds to purchase approximately 3,600,000 EZchip ordinary shares issued upon exercise of
     EZchip employee stock options, resulting in an increase in the Company's ownership interest in EZchip from 77.2% to 78.2%.

                                     - 12 -

                      SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated financial data as of and for each of the years ended December 31, 2006 and 2005 from our consolidated financial statements which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Kost, Forer, Gabbay and
Kasierer, an affiliate member of Ernst & Young Global, whose report with respect to such consolidated financial statements appears in our Annual Report on Form
20-F for the year ended December 31, 2006. The consolidated statement of operations data for the six month periods ended June 30, 2007 and 2006 and the consolidated balance sheet data at June 30, 2007 are derived from unaudited consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and
Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2006 and as at December 31, 2006 and 2005 included in our 2006 Annual Report on Form 20-F, filed with the Securities and
Exchange Commission on March 30, 2007.

                             INCOME STATEMENT DATA:
                U.S. dollars in thousands (except per share data)

                                                                 YEAR ENDED                        SIX MONTHS
                                                                DECEMBER 31,                      ENDED JUNE 30,
                                                   ------------------------------------      ----------------------
                                                     2004          2005          2006          2006          2007
                                                   --------      --------      --------      --------      --------

Revenues                                           $  4,746      $  5,848      $  8,469      $  3,012      $  8,513
Costs of revenues                                     1,889         2,350         3,664         1,389         3,586
Amortization of developed technology                   (241)          291           360           172           756
                                                   --------      --------      --------      --------      --------
Gross profit                                          2,616         3,207         4,445         1,451         4,171

Operating expenses:
Research and development cost, net                    7,267         8,215         8,402         4,278         4,327
In-process research and development write-off            --         1,475         2,033             -             -
Selling, general and administrative, net              3,765         3,643         4,295         2,087         3,062
                                                   --------      --------      --------      --------      --------
Total operating expenses                             11,032        13,333        14,730         6,365         7,389

Operating loss                                       (8,416)      (10,126)      (10,285)       (4,914)       (3,218)

Financial and other expenses, net *)                   (738)         (312)       (2,204)         (179)           63
                                                   --------      --------      --------      --------      --------
Loss before minority interest                        (9,154)      (10,438)      (12,489)       (5,093)       (3,155)

Minority interest is loss of  EZchip                     --           206           172            12           411
                                                   --------      --------      --------      --------      --------
Net loss before cumulative effect of change in
accounting principle                                 (9,154)      (10,232)      (12,317)       (5,081)       (2,744)
Cumulative effect of change in accounting
principle                                                --          (115)           --            --            --
                                                   --------      --------      --------      --------      --------
Net loss                                           $ (9,154)     $(10,347)      (12,317)     $ (5,081)       (2,744)

Net loss per share (basic and diluted)             $  (0.98)     $  (0.93)        (1.05)     $  (0.44)        (0.17)

)*   Reclassified

                               BALANCE SHEET DATA:
                            U.S. dollars in thousands

                                        AS OF DECEMBER 31,     AS OF JUNE 30,
                                        2005          2006         2007
                                      --------      --------     --------

Balance sheet data:
Working capital                       $ 20,627      $ 19,427     $ 19,831
Total assets                            30,871        66,293       65,373
Long-term liabilities                    2,243         5,801        6,170
Preferred shares of a subsidiary        38,567        23,770       23,770
Shareholders' equity (deficiency)     $(12,193)     $ 32,056     $ 29,829

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO SIX MONTHS ENDED JUNE 30, 2006.

REVENUES

     We generate our revenues mainly from sales of network processors chips and to a lesser extent from the sales of network processor-based systems, software tools and maintenance and support services. For the six months ended June 30,
2007, our revenues increased by $5,501,000, or 183%, to $8,513,000 from
$3,012,000 in the same period last year. This increase is mainly attributable to increased orders for our NP-2 network processor generated from several customers who entered production with their NP-2 based systems during the 2007 period. For the six months ended June 30, 2007, NP-2 network processor revenues accounted for approximately 62% of our revenues. Our largest customer, Juniper Networks,
Inc. and its contract manufacturers, accounted for approximately 40% of our revenues during the six months ended June 30, 2007.

COST OF REVENUES

     Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other production management and facilities related costs. For the six months ended June 30, 2007, our cost of revenues increased by $2,197,000, or 158%, to $3,586,000 (42% of revenues)
from $1,389,000 (46% of revenues) in the same period in 2006, primarily as a result of the increase in revenues. The decrease in cost of revenues as a percentage of revenues is primarily attributable to reduced unit costs resulting from increased volume orders from our manufacturers and, to a lesser extent, due to fixed costs being absorbed over a greater volume of sales.

GROSS PROFIT

     For the six months ended June 30, 2007, gross profit increased by
$2,720,000, or 187%, to $4,171,000 (49% of revenues) from $1,451,000 (48% of revenues) in the same period in 2006. This increase was attributable to the increase in revenues. Although gross profit as a percentage of revenues in the
2007 period was slightly higher than in the 2006 period, the gross profit in the
2007 period was negatively impacted by substantial costs related to amortization of developed technology resulting from the December 2006 share exchange between us and EZchip shareholders.

RESEARCH AND DEVELOPMENT COST, NET

     Research and development costs consist mainly of compensation and related costs of research and development personnel and costs related to external engineering design services. Reported results consist entirely of EZchip's research and development costs. For the six months ended June 30, 2007, research and development costs, net increased by $49,000, or 1%, to $4,327,000 from
$4,278,000 in the 2006 period. The research and development costs for the six months ended June 30, 2007 and for the year ended December 31, 2006 were off set in part by grants received from the Office of the Chief Scientist of the Israeli
Ministry of Industry, Trade and Labor, or the OCS. in the amount of $1,037,000 and 1,003,000, respectively. The gross research and development costs for the six months ended June 30, 2007 and for the year ended December 31, 2006 amounted to $5,364,000 and $9,405,000, respectively. The increase in gross research and development costs in 2007 compared to the 2006 period is attributable primarily to the increase in EZchip's engineering workforce and substantial share-based compensation expenses recorded under Financial Accounting Standards Board
Statement No. 123(revised 2004), "Share-Based Payment," or FASB No. 123(R).

SELLING AND MARKETING EXPENSES

     Selling and marketing expenses consist primarily of compensation and related costs of selling and marketing personnel, costs associated with our participation in trade shows and travel expenses. For the six months ended June
30, 2007, these expenses increased by $391,000, or 29%, to $1,731,000 from
$1,340,000 in the same period in 2006. This increase is primarily attributable to share-based compensation expenses recorded under FASB No. 123(R), costs attributable to sales and marketing promotion activities and commissions paid to external distributors and sales representatives.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of compensation and related costs of directors and employees, as well as legal, accounting and other administrative costs. For the six months ended June 30, 2007, these expenses increased by $584,000, or 78%, to $1,331,000 from $747,000 in the same period in
2006. This increase is primarily attributable to share-based compensation expenses recorded under FASB No. 123(R).

FINANCIAL AND OTHER INCOME (EXPENSES), NET

     Financial and other income (expenses) reflects the income or expenses from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. Most of our financial expenses during the
2006 period were composed of non-cash interest accruals on EZchip's Series C
Preferred shares, related to redemption rights granted to the holders of the
Series C Preferred shares. The EZchip Series C Preferred shares were issued in
March 2003 ($11.2 million to minority holders), March 2004 ($2.7 million to minority holders) and July 2005 ($3.1 million to minority holders) and bear 6%
annual interest. As of January 1, 2007, we stopped the accretion to redemption value since the redemption right came to be within our control. For the six months ended June 30, 2007, net financial expenses decreased by $242,000, or
135%, reflecting net financial income of $63,000 compared to net financial expenses of $179,000 in the same period in 2006. This decrease is primarily attributable to the foregoing interests accretion, reflecting non-cash interest accruals on EZchip's Series C Preferred shares in the 2006 period which were not recorded in the 2007 period . The improvement in net financial income was partially offset in the 2007 period due to interest expenses paid and amortization of the discount on the $4.0 million long-term loan EZchip obtained in the second half of 2006.

LIQUIDITY AND CAPITAL RESOURCES

     Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and through research and development grants. Until March 31, 2006, EZchip's research and development was funded through the proceeds of third party investments, combined with contributions by us. Since April 2006, EZchip's research and development efforts have been financed, in part, through grants from the OCS. As of June 30, 2007,
EZchip has received OCS grants in the aggregate amount of $2,341,000.

     In 2000, we conducted two rounds of financing for EZchip, raising $27.2 million through the private placement of EZchip's Series A and B Preferred shares, of which we invested $2 million. The amount of investments by third parties was recorded as preferred shares of a subsidiary in our financial statements. In addition, we made a $2 million investment in EZchip during 2000.

     In early 2003, EZchip raised $13.5 million in a private placement of Series
C Preferred shares, of which amount we invested $2.3 million. In addition,
EZchip obtained a $3 million credit facility, of which $1.5 million was drawn down. In September 2004 the $1.5 million was repaid. Under the terms of the
Series C Preferred share financing, EZchip was authorized to raise an aggregate additional amount of up to $8 million at one or more additional closing to be initiated within 24 months of the initial investment of $13.5 million. On March
9, 2004, EZchip raised the additional $8.0 million, of which we invested $5.3 million. In July 2005, EZchip raised an additional $10.0 million in a private placement of Series C Preferred shares, of which we invested $6.9 million.

     On September 13, 2006, EZchip secured an additional $4.0 million to $6.0 million in financing from a credit line facility. EZchip has drawn down $4.0 million under this facility, which amount may be increased to $6.0 million upon achievement of certain operational milestones. The loan bears annual interest of
LIBOR+3% for the first two years and LIBOR+4.5% for the third year. The principal of the loan shall be repaid in 12 equal monthly payments, commencing
August 2008.

     On December 16, 2003, we concluded a $6.0 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip Series C
Preferred shares, which increased our ownership interest in EZchip to 53.4%. The investors in the private placement were granted warrants to purchase 187,500 ordinary shares at an exercise price of $11.39 per share, with an exercise period of five years.

     On November 26, 2004, we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and insure our control over EZchip in the event of additional private investment in EZchip, as well as for other general corporate purposes. The investors in this private placement were granted warrants to purchase 478,800 Ordinary shares at an exercise price of $15.5 per share with an exercise period of five years.

     As of June 30, 2007, we had $19.8 million in working capital and $16.3 million in cash, cash equivalents and marketable securities. Our cash, cash equivalents and marketable securities balance decreased by approximately $1.3 million in the first six months of 2007. The decrease is attributable to $2.2 million used in operating activities and $0.2 million used in investment activities, which was offset in part by $1.0 million generated from financing activities related to the exercise of stock options.

     On July 2, 2007, we filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission for the offer and sale of up to 2.5 million of our ordinary shares from time to time, at prices and on terms to be determined at or prior to the time of sale, to underwriters or dealers, through agents, directly to purchasers or through a combination of these method. On
August 8, 2007, the Securities and Exchange Commission declared the shelf-registration statement effective. We intend to use the proceeds from the offering for general corporate purposes and to further increase our ownership interest in EZchip, through the purchase of EZchip ordinary shares issued upon exercise of EZchip employee stock options. To date, we have issued and sold an aggregate 900,000 ordinary shares to an investor under the shelf-registration statement for a total consideration of approximately $14.35 million. We intend to use all of such proceeds to purchase 3,600,000 EZchip ordinary shares that were issued upon exercise of EZchip employee stock options, resulting in an increase in our ownership interest in EZchip from 77.2% to 78.2%.

     We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the end of 2008. However, if we grow more rapidly than currently anticipated or, if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     LANOPTICS LTD.
                                                     (Registrant)

                                                     By: /s/ Dror Israel
                                                     -------------------
                                                     Dror Israel
                                                     Chief Financial Officer

Date: September 12, 2007